Mr. David Bottom

Chief Information Officer

Office of Information Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

December 16, 2022

Re:	Prime Harvest, Inc.
Form 1-A
File No. : 024-11880

On behalf of Prime Harvest, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 16:00, Eastern Time, on Monday, December 19, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ E. Duane Alexander

E. Duane Alexander

Chief Executive Officer

Prime Harvest, Inc.